18005042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

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SEC FILE NUMBER
8- 67356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MD Global Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 2nd Floor - Suite 231
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller (212) 308-2864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MD Global Partners, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Ohio
County of Franklin
Subscribed and sworn to (or affirmed) before me on this 28 day of February 2018 by John Stevenson Miller proved to me on the basis of satisfactory evidence to be the person who appeared before me.
Notary Public

TAMANNA CHOWDHURY - NOTARY PUBLIC
STATE OF OHIO
COMM EXP. JUL 8, 2019

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of MD Global Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MD Global Partners, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2011.
New York, New York
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MD Global Partners, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	34,319
Deposit with clearing broker		50,000
Receivable from clearing broker		72
Placement fees receivable		121,750
Prepaid expenses		4,000
Deposits and other		5,560
Total assets	$	215,701

Liabilities and Member's Equity

Liabilities

Commissions Payable	$	122,919
Accounts payable and accrued expenses		13,972
Total liabilities		136,891

Member's equity

Member's equity		78,810
Total member's equity		78,810
Total liabilities and member's equity	$	215,701

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenues	
Fee based income	$ 1,548,468
Gain on sale of securities	30,000
Other income	41,202
Total revenues	1,619,670
Expenses	
Commission expense	1,285,254
Employee compensation and benefits	110,868
Professional fees	10,756
Occupancy and storage	46,364
Regulatory	31,913
Travel and entertainment	36,778
Other operating expenses	30,133
Total expenses	1,552,066
Net income (loss)	$ 67,604

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Member's Equity
Balance at December 31, 2016	$ 25,248
Net income (loss)	67,604
Capital contributed	2,522
Capital distributed	(16,564)
Balance at December 31, 2017	$ 78,810

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:		
Net income (loss)		$ 67,604
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organizations	$ (25,045)	
Placement Fees Receivable	(121,750)	
Deposits andOther	(2,546)	
Increase (decrease) in liabilities:		
Commsissions Payable	122,919	
Accounts payable and accrued expenses	(6,819)	
Total adjustments		(33,241)
Net cash and cash equivalents provided by (used in) operating activities		34,363
Cash flow from financing activities:		
Capital contribution	2,522	
Capital distributions	(16,564)	
Net cash and cash equivalents provided by (used in) financing activities	-	(14,042)
Net cash and cash equivalents provided by (used in) investing activities		-
Net increase (decrease) in cash and cash equivalents		20,321
Cash at December 31, 2016		13,998
Cash at December 31, 2017		$ 34,319
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Black Capital Partners, LLC was formed on November 21, 2005 in Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, became a member of the Financial Industry Regulatory Authority ("FINRA") on September 18, 2006 and is a member of the Securities Investor Protection Corporation ("SIPC"). In 2007, the Company changed its name to May Davis Partners, LLC and in 2009 the Company changed its name to MD Global Partners, LLC (the "Company").

The Company provides a variety of broker-dealer services that include placement agent (or finder) for hedge funds and private equity funds; third party marketing and providing M&A advisory services, including buyside transactions; buyouts, including management-led buyouts; recapitalizations; review of strategic alternatives; sellside transactions/exclusive sales; special committee representation, spin-offs, and strategic partner and joint venture agreements. The Company also advises and assists foreign issuers regarding private placements of debt and equity in the U.S. and M&A transactions with potential U.S. companies.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with RBC Capital Markets ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $50,000.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to the New York City Unincorporated Business Tax.

The Company is required to file income tax returns in both state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 4: OCCUPANCY

The Company leases space under an agreement that became effective on March 1, 2012. The lease addendum stipulates a monthly base fee of $3,785 per month renewable every six months. Occupancy expense for the year ended December 31, 2017 was $46,364

Note 5: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Note 6: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017, or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $58,419 which was $53,419 in excess of its required net capital of $5000; and the Company's ratio of aggregate indebtedness of $25,972 to net capital was .44 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was no material difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

MD Global Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 78,810	
Total member's equity		$ 78,810
Less: Non-allowable assets		
Commissions receivable, in excess of payable	(10,831)	
Prepaid expenses	(4,000)	
Deposits and other	(5,560)	
Total non-allowable assets		(20,391)
Net capital		58,419
Net capital required (greater of above)		
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,731	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 53,419
Aggregate indebtedness		$ 25,972
Ratio of aggregate indebtedness to net capital	.44 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

MD Global Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirements is not applicable to MD Global Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

MD Global Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to MD Global Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MD Global Partners, LLC

Report on Exemption Provisions

For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of MD Global Partners, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MD Global Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MD Global Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MD Global Partners, LLC stated that MD Global Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2017, without exception. MD Global Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MD Global Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

MD GLOBAL PARTNERS LLC
825 THIRD AVENEUE, SUITE 231
NEW YORK, NY 10022

Assertions Regarding Exemption Provisions

We, as members of management of MD Global Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

MD Global Partners, LLC

By:

(John Miller, FINOP)

February 26, 2018

(Date)

MD Global Partners, LLC

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owner of MD Global Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MD Global Partners, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MD Global Partners, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating MD Global Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2018

MD Global Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	2,430
SIPC-6 general assessment Payment made on July 21, 2017		(862)
SIPC-7 general assessment Payment made on February 26, 2018		(1,568)
Total assessment balance (overpayment carried forward)	$	-

MD Global Partners, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017